TFS CAPITAL INVESTMENT TRUST

Certificate of Amendment

The undersigned, being the Secretary of TFS Capital Investment Trust (hereinafter referred to as the "Trust"), a trust with transferable shares of the type commonly called an Ohio business trust, DOES HEREBY CERTIFY THAT, pursuant to the authority conferred upon the Trustees of the Trust (the "Trustees") by Article 13 of the Bylaws of the Trust dated January 30, 2004, as amended through the date hereof (hereinafter referred to as the "Bylaws"), and by the affirmative vote of a Majority of the Trustees at a meeting duly called and held on December 18, 2014, the Bylaws are amended as follows:

(a) Section 3.1 is amended and restated in its entirety to read as follows:

3.1 Enumeration; Qualification. The officers of the Trust shall be a President, a Treasurer, a Secretary and such other officers, including Vice Presidents, if any, as the Trustees from time to time may in their discretion elect. The Trust may also have such agents as the Trustees from time to time may in their discretion appoint. Any officer may be but none need be a Trustee or shareholder. Any two or more offices may be held by the same person.

The Trustees further direct that, upon the execution of this Certificate of Amendment, the Trust take all necessary action to file a copy of this Certificate of Amendment with the Trust's records.

IN WITNESS WHEREOF, the undersigned has set his hand this 22nd day of December, 2014.

Wade R. Bridge, Secretary

ACKNOWLEDGEMENT

STATE OF OHIO) ss.
HAMILTON COUNTY)

Then personally appeared the above named Wade R. Bridge, and acknowledged the foregoing instrument to be his free act and deed. Before me,

Sue A. Pilcher, Notary Public